                                               Filed By Micron Electronics, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                Subject Company:  Interland Inc.
                                                   Commission File No. 000-31111


Interland has made available to its employees information related to Micron Electronics' acquisition of Interland consisting of an Interland Employee question and answer publication, the text of which is attached as Exhibit A (beginning on page 3 of this filing).

Interland has posted on its website a Merger Frequently Asked Questions publication, the text of which is attached hereto as Exhibit B (beginning on page 11 of this filing).

Each of Micron Electronics and Interland has provided corporate fact sheets related to Micron Electronics' HostPro business, Interland and Micron Electronics' acquisition of Interland, the text of each of which is attached hereto as Exhibits C (beginning on page 20 of this filing), D (beginning on page 22 of this filing) and E (beginning on page 24 of this filing), respectively.

Interland has provided a letter to its employees related to Micron Electronics' acquisition of Interland, the text of which is attached hereto as Exhibit F (beginning on page 27 of this filing).

Micron Electronics issued a press release on March 23, 2001, discussing its earnings results for the second quarter of fiscal 2001 in which it also discussed its proposed acquisition of Interland. The text of the press release is attached hereto as Exhibit G (beginning on page 29 of this filing).

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the business combination transaction referenced in the attached documents when it becomes available because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from Micron Electronics or Interland by directing such requests to the respective addresses listed below.

Requests for documents relating to Micron               Requests for documents relating to Interland
Electronics should be directed to:                      should be directed to:

Micron Electronics, Inc.                                Interland, Inc.
900 E. Karcher Road                                     303 Peachtree Center Avenue, Suite 500
Nampa, Idaho 83687                                      Atlanta, GA 30303
Attn: Investor Relations                                Attn: Investor Relations
(208) 898-3434                                          (404) 720-8301

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and will be included in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting of Stockholders is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter and will be included in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.



              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, matters discussed in the attached materials may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of web-hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting businesses. Actual results may differ materially from those contained in the forward-looking statements in the attached materials. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risks of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

                                   EXHIBIT A

FOR INTERNAL USE ONLY

                             INTERLAND EMPLOYEE FAQ

WHO IS HOSTPRO?

HostPro is the Web hosting subsidiary of Micron Electronics, and like Interland, is focused on the small- and medium-sized enterprise market. Currently, Micron Electronics offers shared and managed dedicated hosting solutions for more than 120,000 paid hosted Web sites and more than 64,000 customer accounts. Micron Electronics has data centers in Los Angeles, California; Seattle, Washington; Moses Lake, Washington; Boca Raton, Florida and Boise, Idaho. According to International Data Corporation (IDC), Micron Electronics is the fourth largest hosting company in the world in terms of customer accounts.

WHY DID INTERLAND AGREE TO MERGE WITH MICRON ELECTRONICS?

The combination of both Micron Electronics and Interland will create a formidable force in the Web hosting industry and the largest independent pure-play hosting provider to the SME segment of the Web hosting market. Our business class hosting solutions position us to stay a leader in this business.

By combining with Micron Electronics, we expect to have the necessary financial means to continue on, not only with a fully funded business model, but also with additional cash that can be utilized to opportunistically aggregate other hosting providers as well as seek out strategic acquisitions of technology and products.

The combined companies should be able to realize synergies in the range of $20-30 million that should expedite our achieving EBITDA positive targets.

Micron Electronics has successfully acquired and integrated four Web hosting providers to create the fourth largest Web hosting company, according to IDC. Micron Electronics has a proven expertise in assimilating businesses and we believe that this expertise will be useful for us as we consider strategic acquisitions in the hosting space as well as potential technology and product acquisition opportunities.

Micron Electronics has multiple data centers that, when combined with Interland's Atlanta data center, create a coast-to-coast geographic presence. Additionally, Micron Electronics has developed a multi-tiered platform of service for different levels of VAR relationships. This platform has resulted in successfully aligning more than 1800 VARs into its Web hosting systems.

WHY DID MICRON ELECTRONICS CHOOSE INTERLAND?

Our goal is to be a leading business class hosting company to the SME market, the largest and fastest growing segment of the Web hosting industry. We are the largest business class hosting provider to the SME market through both our combined direct sales channels as well as through the numerous strategic distribution channels, such as Verizon and a few other major telecommunications companies. Strategic partnerships with these partners were achieved because of extensive customer support systems and the reliability and scalability of each company's technology platforms.

We see a number of advantageous synergies in our combined forces. This combination gives us a first-mover position in the SME Web hosting market. Both companies are focused on small and medium businesses and have built sizeable customer bases. Both have been successful in capitalizing on that large base of hosting customers to upsell additional services and applications, resulting in customers moving up the value chain. Combined, we will be bigger and stronger, with a well-recognized company name.

We chose a combination with Interland for its proven ability to grow organically and migrate customers up into higher end Web hosting solutions. The combined companies are of similar size with closely focused sales strategies. Combined, this merger will position us as the #1 player in the business class hosting market in terms of total dedicated customers, with more than 2,000 total dedicated customers today. Additionally, there is a strong mesh of corporate cultures that should prove to be advantageous in the integration of both companies.

Interland has been successful in developing one of the top brands in the Web hosting industry. It's Atlanta data center is a perfect addition to our strong multiple data center West Coast presence. This national data center presence, along with nationwide technical support capabilities, will enable us to provide more services to customers such as content mirroring, facilities disaster recovery, and the ability to expand our hours of customer service operation Finally, we are impressed with Interland's senior management team. Interland has attracted and retained a core group of senior management with more than 250 years of combined business experience in the technology industry, having served in senior management positions at companies such as: GE Medical Systems, a $15 billion business, and BellSouth Cellular, a cellular business with more than 6 million users, just to cite two examples. We see substantial opportunity for both growth and synergies, and we believe this combination will return value to our shareholders.

WHAT IS THE OVERALL TIMETABLE, INCLUDING ANY KEY EVENT DATES, FROM NOW UNTIL CLOSING THE DEAL?

We expect our proxy to be filled by as soon as is feasible. We hope to provide shareholders of both companies with an opportunity to vote on the proposed merger sometime in the summer, depending on the timing of the review of the filings related to this transaction by the SEC and other regulatory agencies. We anticipate closing immediately after the shareholder meetings.

WHAT HAPPENS TO THE MICRON ELECTRONICS PC PORTION OF THE BUSINESS?

Micron Electronics today also announced it has signed a letter of intent to sell its PC business to a large, privately held, information technology investment company.

WHAT WILL BE THE MERGED COMPANY'S NAME?  WHY?

The new company will be named Interland, Inc. in order to capitalize on the strong brand equity Interland has built in the hosting space.

WHERE WILL THE MERGED COMPANY'S HEADQUARTERS BE LOCATED AND WHY?

The corporate headquarters will be located in Atlanta. A number of factors contributed to the decision, including the fact that, of all our combined data center and office locations, the highest concentration of employees is in Atlanta.

Atlanta has experienced tremendous growth in terms of population, strength of human capital in the IT field and the growing number of corporate headquarters choosing to locate in Atlanta. Locating our headquarters in Atlanta adds strategic value, as we expand and strengthen our East coast presence. The Atlanta data center and office is located on a major Internet backbone facility as well as a major power grid. Combined, the company's bi-coastal presence provides balance across the entire network for protection against regional natural disasters or power shortages.

WHO APPROACHED WHOM REGARDING THE MERGER?

Joel Kocher and Ken Gavranovic spoke with one another a few months back regarding a potential combination of businesses. They realized that together they could more quickly create a formidable opponent in the Web hosting industry.

WHAT WILL THE COMBINED COMPANY LOOK LIKE AFTER THE MERGER?

     HOW MANY CUSTOMER ACCOUNTS?            112,000
     HOW MANY PAID HOSTED WEBSITES?         More than 230,000
     HOW MANY DEDICATED CUSTOMERS?          More than 2,000
     HOW MANY DATA CENTERS?                 6
     HOW MANY EMPLOYEES?                    Over 1000


HOW MANY SQUARE FEET NOW FOR THE COMBINED COMPANIES? HOW MUCH REVENUE CAN YOU DRIVE OUT OF EXISTING CENTERS?

With the current data center buildout, we believe that we have sufficient data center capacity to meet our business needs for the next few years.

WHAT ARE THE ROLES IN THE COMBINED COMPANY FOR EXISTING MANAGEMENT TEAMS?

Joel Kocher will become the Vice-Chairman and CEO of the combined companies, while Ken Gavranovic will serve as Vice-Chairman. Their skill sets complement each other nicely, and both individuals have foreseen the consolidation in the Web hosting industry. Together they believe that they can best capitalize on the developments within the industry. Joel has served as a leading force in the PC industry, while Ken has built his businesses from the ground floor up, beginning as a programmer at one of his first start-ups.

Additional senior management changes have not been determined at this time.

HOW DOES THIS MERGER AFFECT EMPLOYEES? HOW DOES THIS AFFECT ME?

This is an exciting announcement for employees of both HostPro and Interland, as you will now be working for a leader in business class Web hosting to the SME segment. We will have a well-capitalized company with a cash position of more than $200 million.

For most employees, there will be no noticeable affect. Interland will continue in its commitment to provide its employees with comprehensive and competitive benefits package. This merger will only help add to the already strong corporate identity that we together have built over the past few years. Furthermore, there will be a continued emphasis on creating an employer of choice for employees of choice.

WILL THERE BE ANY LAYOFFS?

We hope to minimize job losses. Inevitably there will be some duplication, but overall our intention is to grow the business not contract it. If we do have additional staff in some functions, our first objective would be to handle any reductions in workforce through natural attrition or redeployment of skills.

WILL YOU NEED TO DOWNSIZE ANY OF THE DATA CENTERS?

At this time, there have been no decisions made on the rationalization of data centers.

WILL THERE BE A HIRING FREEZE?

Both Micron Electronics and Interland will continue to operate their businesses in a business as usual fashion. As always, there will be a continued interest in selecting highly qualified candidates for any employment opportunities.

WHAT WILL HAPPEN BETWEEN NOW AND THE OFFICIAL CLOSING OF THE MERGER?

Until the transaction is completed, there will be no changes. It will be business as usual.

WHAT CHANGES DO YOU ANTICIPATE WILL OCCUR FOR SALES AND OPERATIONAL TEAMS?

No modifications have been made to either Micron Electronics or Interland's sales organizations. They will continue to operate under the same organizational structure, with distinct shared, dedicated and outside sales teams. As we grow, we will continue to appropriately staff the sales organization

Upon closing of the merger, both companies will be able to take advantage of coast-to-coast data center coverage, an award winning customer support team, and regional outside sales offices dedicated to focusing on the higher-end solutions.

WILL ANY EMPLOYEES BE ASKED TO RELOCATE?

It is our intention to maintain employees at their current locations. While the new company will be headquartered in Atlanta, we will continue to operate multiple office locations.


WHAT HAPPENS TO MY CURRENT COMPENSATION AND BENEFITS?

Until completion of the merger, you will remain an employee of Micron Electronics/Interland and will continue to receive the same comprehensive and competitive benefits that you currently receive. As always, Human Resources will continue to work hard to provide you with a competitive benefits package.

WHAT HAPPENS TO INTERLAND SHARES I HAVE PURCHASED THROUGH ESPP?

According to terms of the deal, shares purchased through the Employee Stock Purchase Program will be converted into Micron Electronics stock at the exchange rate described in the press release.

WHAT HAPPENS TO MY STOCK OPTIONS?

Interland employees will have their stock options convert into options for common shares of Micron Electronics in accordance with the terms of the deal.

HOW WILL THIS AFFECT THE ANNUAL REVIEW PROCESS, MERIT INCREASES, ETC.?

The merger will not have an affect on the annual review process. While certain employees and departments' goals and objectives will need to be modified to address this announcement, employees will still be expected to meet the goals and objectives defined at their last manager meeting.

CAN I TRADE SHARES OF MICRON ELECTRONICS AND INTERLAND?  WHEN?

Yes, you may trade shares in both Micron Electronics and Interland 48 hours following the press release being issued. As always, if you are aware of material non-public information or are bound by company blackout period policies, you must also adhere to these trading requirements. Please refer to the Insider Trading Policy located in InterComm.

WHEN WILL WE START SEEING PEOPLE IN THE OFFICE FROM MICRON ELECTRONICS' MANAGEMENT TEAM? WHEN WILL WE START SEEING PEOPLE IN THE OFFICE FROM INTERLAND'S MANAGEMENT TEAM?

Over the next several days and throughout the waiting period, Micron Electronics' management team will be visiting Interland's offices in order to review current business processes and discuss possible implementation strategies. Interland's management team will also be visiting Micron Electronics' offices to visit with staff throughout this period.

WILL I HAVE A NEW SUPERVISOR BEFORE THE MERGER CLOSES?

No.  Until the transaction is complete, business will continue as usual.

HOW WILL THIS IMPACT OUR PATHWAY TO PROFITABILITY?

 As was stated in our press release, this combination should result in an improved pathway to profitability for both companies. Our combined company's goal is to reach EBTIDA profitability within the second calendar quarter of 2002. Together, we will be able to achieve this milestone and will have a first-mover advantage in the anticipated consolidation of the Web hosting industry. Combined, we will be the largest independent Web hosting company focused on providing business class service to the SME market, a potential $17 billion opportunity. We'll continue on our aggressive pathway to profitability.


HOW WILL THIS AFFECT INTERLAND'S DEAL W/ VERIZON? WILL TERMS REMAIN THE SAME WHERE THE COMBINED COMPANIES WILL HAVE EXCLUSIVE ACCESS TO VERIZON'S CUSTOMER BASE? WHAT RESTRICTIONS ON FURTHER PARTNERSHIPS WILL THIS CARRY?

Interland's 3-year agreement with Verizon will remain unchanged following this agreement. The combined companies will continue to have access to more than 2.5 million of Verizon's SME customers. Verizon and Interland will continue to co-market their relationship through their joint $6 million commitment to co-marketing funds.

This announcement should allow the combined companies to continue to attract partnership opportunities with telecommunications providers and other companies seeking to leverage Micron Electronics and Interland's combined expertise.

HAVE YOU TALKED TO VERIZON AND OTHER PARTNERS ABOUT THIS BUSINESS COMBINATION? HOW DOES VERIZON FEEL ABOUT YOUR EXPANSION INTO APPLICATIONS HOSTING?

Following the issuance of our press release relating to this announcement, senior management from both Micron Electronics and Interland have been in contact with a few of our strategic partners. All of these partners consider this to be a very positive announcement and believe that it will provide the potential for additional services to be marketed to their customers, expand the geographic base of hosting data centers and further solidify the combined companies leadership position in the Web hosting industry. Senior management is in process of discussing this merger announcement with all of our partners.

Verizon looks at Web hosting as an extension of their bundled services. Applications will be a natural extension of the hosting industry as these solutions begin to take hold.

WHAT DOES MANAGEMENT SEE AS THE BIG INTEGRATION ISSUES AND RISKS?

Micron Electronics' experience in merging with and assimilating other businesses will prove very helpful in its merger with Interland. Interland has built itself around organic growth and has utilized proprietary software solutions to manage its customer base. Both companies have built award winning customer support systems, procedures and protocols for its customer service division, which includes customer care, customer loyalty teams and technical support teams.

As both companies are focused on the SME marketplace, the integration of both businesses should prove to be efficient. Both companies offer a breadth of Web hosting choices for their customers, which should prove to be a positive for the customer, as there will be a broader selection of services from which to choose.

The expertise of the combined company's management teams should allow for the combined company to begin realizing synergies very quickly.

ARE THERE COMPLEMENTARY TECHNOLOGIES, SUCH AS PLATFORMS OR VALUE-ADDED SERVICES THAT CAN NOW BE SOLD INTO EACH OTHER'S CUSTOMER BASES? WHAT IS IMPACT ON ARPU?

A. Yes, the merger agreement between Micron Electronics and Interland should provide a number of complementary technologies. Micron Electronics currently offers Sun Solaris system solutions as part of its product offerings, which is a platform that Interland has planned to add to its product line. Micron Electronics also has its Freedom(TM) solution, which is a virtual private server that provides customers with a cost effective dedicated solution.

B. Interland's highly profitable Market Booster marketing tool and its professional service team that handles Web design and architecture services are additional value-added services that can compliment a customers Web hosting solution. It is anticipated that the assimilation of the two businesses will lead to additional product options for customers, including managed services, hosted office collaboration applications, database server and e-commerce applications, server extensions, and more. Overtime, acceptance rates of these services should produce an upward trend in ARPU per customer. Interland has had an outside sales force focused on higher-end dedicated solutions for a longer period of time than Micron Electronics, which should assist the combined companies in building a robust pipeline of new higher-end dedicated customers.


DO YOU ANTICIPATE PURCHASING OTHER HOSTING PROVIDERS? WHAT OTHER TYPES OF ACQUISITION TARGETS DO YOU ANTICIPATE GOING AFTER?

Micron Electronics and Interland will be opportunistic about the potential acquisition of other hosting providers. It will also be opportunistic about acquiring technologies and knowledge bases that could be easily integrated into their solution set. We will first and foremost focus on integrating the businesses, realizing synergies and building shareholder value.

WILL MICRON ELECTRONICS CONTINUE TO DEVELOP AND ROLL OUT NEW PRODUCTS AND SERVICES? WILL INTERLAND DO THE SAME? WHEN/WHAT? WILL MICRON ELECTRONICS & INTERLAND WAIT UNTIL THE MERGER IS FINALIZED? WILL MICRON ELECTRONICS CONTINUE TO PURCHASE AND INSTALL NEW TECHNOLOGIES PRIOR TO THE MERGER CLOSING? WILL INTERLAND DO THE SAME?

Micron Electronics and Interland will each continue to conduct their businesses on a business as usual basis and will continuously review and analyze the introduction of new products, services and technologies. The combined businesses product and technology portfolios are among the best in the industry. On a combined basis, customers are receiving state-of-the art systems and advanced business class hosting offerings available in the market today.

Additional data centers will be brought on line as is needed in response to data center capacity needs.

WHAT WILL THE COMBINED COMPANY'S HARDWARE PLATFORM STRATEGY BE GOING FORWARD? WILL THERE BE ANY IMPACT ON EXISTING VENDOR FINANCING ARRANGEMENTS OR LINES OF CREDIT?

Micron Electronics and Interland are pleased with the current breadth of hardware platforms offered by both companies and anticipates that its relationships with HP, Compaq and Sun Microsystems will continue. This merger will actually provide additional opportunity for these hardware providers, as the combined companies will discontinue their purchase of servers from Micron Electronics' parent company. On a combined basis both companies believe that they will acquire greater purchasing power for selected hardware systems.


WHAT ACQUISITIONS HAS MICRON ELECTRONICS MADE TO REACH THEIR SIZE?

Since Micron Electronics' acquisition of NetLimited, Inc., dba, HostPro in the summer of 1999, Micron Electronics has made three acquisitions, Micron Internet Services in September of 1999, Lightrealm, Inc. in December of 1999 and Worldwide Internet in March of 2000, to help reach their current size.

HOW DO I CONTINUE TO GET ANSWERS TO QUESTIONS I MAY HAVE ABOUT THE MERGER?

We have placed an informational Web page on our site that contains all the details about today's announcement, at WWW.INTERLAND.COM/MERGER . Should you have any unanswered questions, you may direct those to your managers or email them to MERGERQUESTIONS@INTERLAND.COM. Answers to your additional questions will be posted in the Merger section on InterComm.




*Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. The prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                       ###

                                   EXHIBIT B

                                   MERGER FAQ


WHAT IS THE TOTAL VALUE OF THE DEAL?

We are issuing stock and assuming options representing approximately a 30% interest in Micron Electronics, subject to adjustment under certain circumstances. The transaction is valued at approximately $130 million based on Micron Electronics stock price at the close of trading on March 22, 2001.

ARE THERE ANY COLLARS OR ANY OTHER ASPECTS THAT AFFECT THE TERMS OF THE DEAL?

The exchange ratio is subject to adjustment if certain minimum net available cash requirements at closing are not met by Micron Electronics. However, Micron Electronics does not expect there to be any adjustment under this provision.

WHAT OTHER SHAREHOLDER PROTECTIONS ARE FACTORED INTO THE AGREEMENT?

In certain circumstances, either party can terminate based on material adverse change of the other.

HAVE INTERLAND AND MICRON ELECTRONICS BOARDS APPROVED THESE TERMS?

Yes, both Boards approved the merger agreement, subject to each company's receipt of the requisite shareholders approval and other regulatory approval.

WILL THIS TRANSACTION BE TREATED USING A POOLING OF INTERESTS OR PURCHASE ACCOUNTING METHOD?

This will be treated using purchase accounting.

WHAT WILL BE THE MERGED COMPANY'S NAME? WHY?

The new company will be named Interland, Inc., in order to capitalize on the strong brand equity Interland has built in the hosting space.

WHERE WILL THE MERGED COMPANY'S HEADQUARTERS BE LOCATED AND WHY?

The corporate headquarters will be located in Atlanta. A number of factors contributed to the decision, including the fact that, of all our combined data center and office locations, the highest concentration of employees is in Atlanta.

Atlanta has experienced tremendous growth in terms of population, strength of human capital in the IT field and the growing number of corporate headquarters choosing to locate in Atlanta. Locating our headquarters in Atlanta adds strategic value, as we expand and strengthen our East coast presence. The Atlanta data center and office is located on a major Internet backbone facility as well as a major power grid. Combined, the company's bi-coastal presence provides balance across the entire network for protection against regional natural disasters or power shortages.

WHAT IS THE OVERALL TIMETABLE, INCLUDING ANY KEY EVENT DATES, FROM NOW UNTIL CLOSING THE DEAL?

We expect that proxy statements for each of Micron electronics and Interland to be filed by as soon as is feasible. We will provide shareholders of both companies with an opportunity to vote on the proposed merger, which we hope will occur sometime in the summer, depending on the timing of the review of the filings related to this transaction by the SEC. We anticipate closing as soon as practicable and permitted after the shareholder meetings. Since MTI, which owns approximately 60% of the outstanding MEI shares, has agreed to vote in favor of the transaction, Micron Electronics shareholder approval of the merger seems assured.

WILL MICRON ELECTRONICS SHAREHOLDERS GET TO VOTE ON THIS OFFER? IF SO, WHEN? WHAT PERCENTAGE OF SHARES MUST VOTE IN FAVOR?

Micron Electronics shareholders will vote on the deal. We expect the vote to be held in the summer. A majority of the outstanding shares must vote in favor of approval.

WILL INTERLAND SHAREHOLDERS GET TO VOTE ON THIS OFFER? IF SO, WHEN? WHAT PERCENTAGE OF SHARES MUST VOTE IN FAVOR?

Interland shareholders will vote on the merger agreement and a majority of Interland's shares must be voted in favor of the merger agreement. 38% of Interland's shareholders have committed to voting in the affirmative for the merger. Shareholder voting is expected to take place sometime in the summer.

IS THERE ANY PENALTY IF THEY FAIL TO APPROVE THE DEAL?

No, unless the Interland shareholders vote the deal down with another bid pending and Interland then gets acquired within the next 12 months.

WILL INTERLAND SHAREHOLDERS HAVE AN OPPORTUNITY TO VOTE ON ANY COMPETING OFFERS?

Not unless they have already voted down our proposal. We have agreements with shareholders that own 38% of their shares that require those shareholders to vote in favor of our proposal.

WHAT OTHER REGULATORY APPROVALS ARE REQUIRED?

Hart Scott Rodino approval of the transaction is required and the SEC must declare the registration statement relating to the transaction effective.

WHAT SEC REVIEWS ARE REQUIRED?

A proxy statement and a registration statement on Form S-4 will be filed with the SEC. The SEC may choose to review either of those documents at its sole discretion. We will not know whether these documents will be reviewed until after they are is filed.

WILL MICRON ELECTRONICS AND INTERLAND HAVE TO CREATE AND SUBMIT A NEW PROXY?

The proxy statements to be sent to the Micron Electronics and Interland shareholders will be included as exhibits to the Form S-4 registration statement that will be filed with the SEC.

WHY DID MICRON ELECTRONICS CHOOSE INTERLAND?

Our goal is to be a leading business class hosting company to the SME market, the largest and fastest growing segment of the Web hosting industry. We are the largest business class-hosting provider to the SME market through both our combined direct sales channels as well as through the numerous strategic distribution channels, such as Verizon and a few other major telecommunications companies. Strategic partnerships with these partners were achieved because of extensive customer support systems and the reliability and scalability of each company's technology platforms.

We see a number of advantageous synergies in our combined forces. This combination gives us a first-mover position in the SME Web hosting market. Both companies are focused on small and medium businesses and have built sizeable customer bases. Both have been successful in capitalizing on that large base of hosting customers to upsell additional services and applications, resulting in customers moving up the value chain. Combined, we will be bigger and stronger, with a well-recognized company name.

We chose a combination with Interland for its proven ability to grow organically and migrate customers up into higher end Web hosting solutions. The combined companies are of similar size with closely focused sales strategies. Combined, this merger will position us as the #1 player in the business-class hosting market in terms of total dedicated customers, with more than 2,000 total dedicated customers today. Additionally, there is a strong mesh of corporate cultures that should prove to be advantageous in the integration of both companies.

Interland has been successful in developing one of the top brands in the Web hosting industry. Its Atlanta data center is a perfect addition to our strong multiple data center West Coast presence. This national data center presence, along with nationwide technical support capabilities, will enable us to provide more services to customers such as content mirroring, facilities disaster recovery, and the ability to expand our hours of customer service operation Finally, we are impressed with Interland's senior management team. Interland has attracted and retained a core group of senior management with more than 250 years of combined business experience in the technology industry, having served in senior management positions at companies such as: GE Medical Systems, a $15 billion business, and BellSouth Cellular, a cellular business with more than 6 million users, just to cite two examples. We see substantial opportunity for both growth and synergies, and we believe this combination will return value to our shareholders.

WHY DID INTERLAND AGREE TO MERGE WITH MICRON ELECTRONICS?

The combination of both Micron Electronics and Interland will create a formidable force in the Web hosting industry and the largest independent pure-play hosting provider to the SME segment of the Web hosting market. Our business class hosting solutions position us to stay a leader in this business.

By combining with Micron Electronics, we now have the necessary financial means to continue on, not only with a fully funded business model, but also with additional cash that can be utilized to opportunistically aggregate other hosting providers as well as seek out strategic acquisitions of technology and products.

The combined companies should be able to realize synergies in the range of $20-30 million that should expedite our achieving EBITDA positive targets.

Micron Electronics has successfully acquired and integrated four Web hosting providers to create the fourth largest Web hosting company, according to IDC. Micron Electronics has a proven expertise in assimilating businesses and we believe that this expertise will be useful for us as we consider strategic acquisitions in the hosting space as well as potential technology and product acquisition opportunities.

Micron Electronics has multiple data centers that, when combined with Interland's Atlanta data center, create a coast-to-coast geographic presence. Additionally, Micron Electronics has developed a multi-tiered platform of service for different levels of VAR relationships. This platform has resulted in successfully aligning more than 1800 VARs into its Web hosting systems.

WHAT WILL THE COMBINED COMPANY LOOK LIKE AFTER THE MERGER?


    HOW MANY CUSTOMER ACCOUNTS?             112,000
    HOW MANY PAID HOSTED WEBSITES?          More than 230,000
    HOW MANY DEDICATED CUSTOMERS?           More than 2,000
    HOW MANY DATA CENTERS?                  6
    HOW MANY EMPLOYEES?                     over 1000


WHAT DOES MANAGEMENT SEE AS THE BIG INTEGRATION ISSUES AND RISKS?

Micron Electronics' experience in merging with and assimilating other businesses will prove very helpful in its merger with Interland. Interland has built itself around organic growth and has utilized proprietary software solutions to manage its customer base. Both companies have built award winning customer support systems, procedures and protocols for its customer service division, which includes customer care, customer loyalty teams and technical support teams.

As both companies are focused on the SME marketplace, the integration of both businesses should prove to be efficient. Both companies offer a breadth of Web hosting choices for their customers, which should prove to be a positive for the customer, as there will be a broader selection of services from which to choose.

The expertise of the combined company's management teams should allow for the combined company to begin realizing synergies very quickly.

WHAT CHURN CAN WE EXPECT AS OPERATIONS ARE CONSOLIDATED?

Management expects that, on a combined basis, there should be little difference in the combined company's churn rates than what they have been experiencing historically. Monthly churn of Interland's customer base has remained below 2% per month, which is one of the lowest churn rates in the industry. Micron Electronics has also experienced industry low churn rates of 3 to 4% per month. With changing economic conditions, the entire Web hosting sector has been experiencing increasing churn rates. It is important to note that in each of Micron Electronics' and Interland's recent quarterly earnings announcements, both Micron Electronics and Interland experienced net customer gains. Going forward, as Micron Electronics and Interland combine, the businesses should be able to take advantage of its scale and operational efficiencies to provide continuous improvement to customer services and technical support.

AREN'T YOU MOVING INTO A FADING/COMMODITIZING SECTOR?

Co-location is becoming a commodity. Neither Interland nor HostPro relies on co-location hosting services as a key revenue-driver for their business. The Web hosting market will continue to thrive with high margin growth as service providers move away from dot-coms as key targets and design their product offerings to appeal more closely to traditional brick-and-mortar businesses. Neophyte SMEs are expected to continue to fuel the growth of basic hosting services and overall Web hosting market growth (by revenues) is expected to come from increased migration from these customers to higher-end managed hosting services.

HOW DOES THE DOT-COM IMPLOSION HURT THIS MARKET? WHAT ABOUT THE SLOWDOWN IN ENTERPRISE IT SPENDING? IF IT'S PROLONGED, WHAT HAPPENS TO MODEL?

Although the shakeout in the technology sector and the overall economic climate have had some impact on short-term valuations and growth rates in the hosting industry, the same conditions are actually working in our favor, thus increasing the pressure on businesses to outsource more and more of their I.T. needs. It is clearly more cost-effective for businesses to outsource both Web hosting and applications. Additionally, constriction in the capital markets is creating opportunity for those companies, like Micron Electronics and Interland, that are well-capitalized, with fully funded business plans, AND have a path to EBITDA profitability.

HOW BIG IS THE SME HOSTING MARKET? HOW FAST IS IT GROWING?

According to IDC, the Web hosting market for business class services to SMEs is estimated to be a $6.6 billion business in 2000 and is expected to reach more than $23.1 billion in 2004. The SME segment of the market is the largest and most rapidly growing segment of the market. According to industry analysts, small- and medium-sized businesses are migrating to higher-end solutions and are depending upon the capabilities of an outsourced hosting services provider, with more than 25% of all SMEs having surpassed the $100/month hosting barrier in 2000. SMEs are choosing to develop a Web presence as a compliment to their brick-and-mortar business including intranets, provide on line customer support and basic information regarding their brick-and-mortar businesses.

WHAT HAVE PRICING TRENDS BEEN? WHAT ABOUT THE PEERS THAT ARE GIVING AWAY SHARED-SITES? WHAT IS THE DIFFERENCE HERE VS. YOUR TARGET MARKET?

The pricing for shared hosting has remained stable as more and more customers choose Web hosting providers for services that address their business needs and are looking beyond price as the single indicator of their selection of a Web hosting provider.

Reliability and performance requirements for sites are increasing, as Internet operations become truly inculcated into businesses' operations. The bar is being raised to the point where small, local providers have a tough time competing, both in technology and service/support levels. In addition, customers are requiring more features for which they will pay a premium (e.g., advanced security). For a relatively small investment, SMEs can advantageously utilize mulit-million dollar technical and customer support solutions through their Web hosting provider. Incorporating many of these tools in-house for these businesses is not an option, as they do not have the IT resources, both financial and personnel resources, to manage the intricacies surrounding Web hosting.

WHAT IS WEB SITE PENETRATION OF SMALL BUSINESSES?

According to IDC, website penetration for small-sized enterprises in 2000 was approximately 26%. Small- and medium-sized enterprises are entrusting Web hosting companies and are rapidly adopting outsourcing their Web sites. Approximately 68% of small and 64% of medium businesses, according to Yankee Group, have chosen to outsource their Web hosting solution during 2000.

THERE IS SKEPTICISM ABOUT THE NEAR-TERM REALITY OF THE APP-OUTSOURCING MARKET. WHAT MAKES YOU THINK YOU CAN GROW THIS BUSINESS IN 2001 AND 2002?

Our plans for expanding to provide hosted applications to SME customers are substantive, but they're also realistic. The reality is that the ASP model is really only beginning to emerge, and the industry hype got way ahead of the reality. The reality is that the software applications are not ready yet. But there is no denying that applications will move to the network. It's the premise behind Microsoft's .net strategy, and virtually every software company is working frantically to re-write their applications for the Web. As those Web-architected applications roll out, most beginning late '01 and '02, you'll see the ASP model.

So our ASP strategy will be a slow, steady burn, gaining experience and positioning ourselves with our 120,000 business customers as their best source for applications outsourcing by rolling out low-end apps, like the Microsoft Exchange product we launched earlier this month. Then as the ASP opportunity in SME unfolds, we'll be in a very strong position for leadership.

Micron Electronics and Interland are focused on the sweet spot of the Web hosting market, the SME customer. With limited internal resources, it is anticipated that SMEs will adopt outsourcing of certain applications. Micron Electronics and Interland also believe that the hosting industry will serve as the foundation for any opportunities in the applications hosting industry.

WHAT IS COMPOSITION OF CUSTOMER BASE [ENTERPRISE VS. DOT-COM]? WHERE WILL IT TREND? WHERE ARE YOU IN TERMS OF DOT-COM ATTRITION?

Although it's difficult to measure the exposure of dot-coms in our marketplace, we believe that brick-and-mortar SMEs make up the majority of our combined customer base. Micron Electronics continued to add more than 7,800 customers from Q1 to Q2 while, Interland added more than 4,600 customers from Q3 to Q4 in 2000. While there has been much attrition in the Web hosting industry, a majority of churn has occurred from dot-com enterprises. Some industry peers have been focused on the highest-end of the Web hosting market and they have experienced negative customers adds. Both companies believe that dot-com attrition is already factored into its industry-low churn rate. Furthermore, with the combined scale of operation, there is no customer concentration, which greatly reduces the potential impact of any loss of business customers.

DO YOU ANTICIPATE PURCHASING OTHER HOSTING PROVIDERS? WHAT OTHER TYPES OF ACQUISITION TARGETS DO YOU ANTICIPATE GOING AFTER?

Micron Electronics and Interland are opportunistic about the potential acquisition of other hosting providers. They will also be opportunistic about acquiring technologies and knowledge bases that could be easily integrated into their solution set. We will first and foremost focus on integrating the businesses, realizing synergies and building shareholder value.

WHAT WILL THE COMBINED COMPANY'S HARDWARE PLATFORM STRATEGY BE GOING FORWARD? WILL THERE BE ANY IMPACT ON EXISTING VENDOR FINANCING ARRANGEMENTS OR LINES OF CREDIT?

Micron Electronics and Interland are pleased with the current breadth of hardware platforms offered by both companies and anticipates that its relationships with HP, Compaq and Sun Microsystems will continue. This merger will actually provide additional opportunity for these hardware providers, as the combined companies will discontinue their purchase of servers from Micron Electronics' parent company. On a combined basis both companies believe that they will acquire greater purchasing power for selected hardware systems.

WHAT IS THE COMBINED COMPANY'S INTERNATIONAL EXPANSION STRATEGY? HOW MUCH REVENUE IS INTERNATIONAL CURRENTLY?

More than 10% of Interland's revenues continue to come from international customers. Although Interland did recently limit its direct presence in Western Europe, in order to speed its path to profitability, it continues to successfully attract an international customer base. Host Pro achieved 20% of its revenues from sales to international customers.

Over the long term, the combined businesses may look into international opportunities in the future while in the short term remaining focused on domestic revenue and customer growth opportunities.


WHAT IS INDIRECT CHANNEL STRATEGY? HOW WILL YOU MOVE UP THE VALUE-CHAIN WHILE KEEPING CUSTOMER ACQUISITION AND SUPPORT COSTS LOW?

Interland has developed a direct channel strategy to partner with other providers that have an existing customer base that can be marketed to with Web hosting and other related services. Interland has successfully been able to utilize its strategic partnerships and alliances to capitalize on its partners existing brick-and-mortar customer bases. Interland's strategy is to capitalize on these channel relationships to acquire customers at reduced customer acquisition costs. We've signed an additional relationship with a worldwide telecom provider.

Interland's strategy is to migrate its customer up to higher-value services over the course of its relationship. More than 51% of Interland's higher-end customers began as a shared hosting customer. Interland believes that these additional channel relationships could provide for an acceleration of its overall customer base and therefore an increase in the rate of migration to higher-end services.

Micron Electronics has also been successful in utilizing its strategic partners' customer bases to add additional brick-and-mortar customers to its business.

HOW MANY INSIDE REPS DO YOU HAVE NOW? HOW MANY OUTSIDE? HOW MANY DO YOU PLAN TO END THE YEAR WITH?

Interland has 80 inside sales reps mainly dealing with its shared customer base. It also has 25 field reps that focus on higher-end dedicated hosting solutions. There are plans to increase the total number of inside and outside sales persons for 2001. HostPro has 77 salespersons with 18 focused on higher-end dedicated hosting services.

HOW DO YOU EXPECT TO COMPETE WITH VENDORS WHO BUNDLE HOSTING WITH INTERNET ACCESS, OR WITH VOICE SERVICES?

Leading Telco providers such as Verizon are choosing Web hosting industry experts like Interland and Micron Electronics to capitalize on the Web hosting market growth opportunities. These providers are offering bundled services to their customers that include Web hosting from pure play hosting specialists such as Micron Electronics and Interland. Micron Electronics and Interland believe that this trend will continue as service providers are seeking partnership opportunities with companies who can offer a mix of Web-enabling services that complement their existing portfolios.

WHAT ARE NEWCO'S LONGER-TERM GROWTH AND MARGIN EXPECTATIONS? WHAT DO YOU EXPECT FOR COST SYNERGIES, REVENUE SYNERGIES? WHAT IS THE RISK THEY DON'T MATERIALIZE?

For fiscal year '02 revenue growth is expected to grow at a combined sequential growth rate of 10 percent. Margins for 2002 are expected to fall in the range of 30-40 percent. Cost synergy is expected to result in approximately $20 million in total cost synergy savings. This is anticipated to come from data center rationalization, platform integration, product integration, increased purchasing power, with bandwidth and hardware providers. Projected 2002 revenues are anticipated to be in the range of $160-$180 million. We intend to exit the second calendar quarter of 2002 at an EBITDA break even level. Free cash flow should follow three quarters later.

IS THERE A FACILITIES RATIONALIZATION STRATEGY TO HELP MARGINS?

We will selectively rationalize facilities and will only build out or expand data centers, as they are needed to address our growing customer base. We do not anticipate investing additional Capex into data center expansion.

HOW MANY SQUARE FEET NOW FOR THE COMBINED COMPANIES? HOW MUCH REVENUE CAN YOU DRIVE OUT OF EXISTING CENTERS?

With the current data center buildout, we believe that we have sufficient data center capacity to meet our business needs for the next few years.

WHAT IS CAPEX PLAN FOR FY 2002?

CapEx for the combined companies in 2002 are expected to be in the range of $45-50 million.

IS THERE AN IMPACT ON MICRON ELECTRONICS' MARGINS, AS IT HAS TO START BUYING MORE BOXES FROM NON-RELATED ENTITIES?

Micron Electronics has been utilizing HP and Compaq for many of its server needs relating to Web hosting, so there should be little impact to Micron Electronics' gross margins relating to its purchase of servers from non-related entities

WILL THERE BE CHARGES FOR CONSOLIDATION, OFFICE SHUT-DOWNS, TRANSIT
CONSOLIDATION?

Yes. There will be some one-time charges relating to the combination of both Micron Electronics and Interland, although the amount and number of such charges it has not been determined.

ANY LAYOFFS EXPECTED?

We hope to minimize job losses. Inevitably there will be some duplication, but overall our intention is to grow the business not contract it. If we do have additional staff in some functions, our first objective would be to handle any reductions in workforce through natural attrition or redeployment of skills.

WHAT IS THE STATUS OF SAB-101 IMPLEMENTATION AT EACH COMPANY?

Both companies are in compliance with SAB 101.

WHAT ARE THE ROLES IN THE COMBINED COMPANY FOR EXISTING MANAGEMENT TEAMS?

Joel Kocher will become the Vice-Chairman and CEO of the combined companies, while Ken Gavranovic will serve as Vice-Chairman. Joel and Ken's skill sets are very complimentary and both individuals have foreseen the consolidation in the Web hosting industry and together believe that they can best capitalize on the developments within the industry. Joel has served as a leading force in the PC industry, while Ken has built his businesses from the ground floor up, beginning as a programmer at one of his first start-ups.

Additional senior management changes have not been determined at this time.


*Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                      ###

                                    EXHIBIT C


                                 [HOSTPRO LOGO]


                              CORPORATE FACT SHEET

HostPro Inc. (www.hostpro.com) is an industry-leading provider of infrastructure, Web site and hosted software applications to small and medium businesses around the world. The company is a full-service Internet and Web host provider, offering managed dedicated hosting solutions and a broad range of e-commerce, application hosting, connectivity solutions, and Web hosting products.

HostPro offers multi-platform hosting with the advanced security, customer-empowering control panels, expert support, reliability and high bandwidth necessary to exceed the mission-critical business needs of customers worldwide. With a world-class network infrastructure that includes data centers in Los Angeles, California; Seattle and Moses Lake, Washington; Boca Raton, Florida, and Boise, Idaho, HostPro manages approximately 138,500 hosted Web sites and approximately 72,500 customer accounts. According to International Data Corporation (IDC), HostPro is the fourth-largest hosting company in terms of total customer accounts.

VISION STATEMENT:     The very nature of computing is changing, with
                      the real power center moving from the desktop to the network. This move will provide the biggest advantage to small and medium businesses, who will be first to embrace this new model of outsourced infrastructure and hosted software applications. Hosting will be the foundation for this "third wave" of computing.

MISSION STATEMENT:    HostPro will be the global leader in providing
                      world-class infrastructure, Web site and hosted software applications to the small and medium business market. The opportunity is huge and we are playing to win.

CUSTOMER BASE:
                          -  72,500+ paid hosting accounts
                          -  138,500+ paid hosted sites

REACH:                Providing services to customers in more than 70 countries

PRODUCT OFFERINGS:
                      -   Applications Hosting
                             Managed applications, control panel
                      -   Dedicated Hosting
                             Managed software, control panel
                      -   Shared Hosting
                             E-commerce packages, control panel
                      -   Security Services
                      -   Connectivity
                             Dial-up, DSL, fixed wireless, frame relay, T-1 through OC-192
CERTIFICATIONS:
                      -   SunTone(TM) Certification and Branding Program
                      -   Cisco Powered Networks Program

SELECTED PARTNERSHIPS:
                      -   E-Commerce
                             Authorize.Net, CardServices International,
                             VeriSign, ShopSite, OpenMarket, Thawte, Miva, Signio, ShopPlus, Real Names, Network Solutions and Cart 32

                      -   Development Tools
                             Real Networks, NetObjects, Allaire, Silicon
                             Graphics, Inc. (SGI), Netscape, Excite,
                             WebTrends, Website Garage, Lyris, SBN, Seattle Lab and Trellix Web

                      -   Backbone Providers
                             UUNet, Sprint, Cable & Wireless, AT&T and Level 3

                      -   Infrastructure
                             Cisco Systems, Sun Microsystems, HP, EMC2,
                             Computer Associates, Foundry Networks, Red Hat, Cobalt, Nortel and New Edge Networks

DATA CENTERS:         -   Los Angeles, California
                      -   Seattle, Washington
                      -   Boise, Idaho
                      -   Moses Lake, Washington
                      -   Boca Raton, Florida

RECENT MILESTONES:

               - MARCH 2001 -- HostPro launches Advanced Messaging(TM), the company's first hosted application service

               - JANUARY 2001 -- HostPro announces the availability of HostPro(R) Freedom(TM), a first-of-its-kind UNIX Web hosting product that empowers customers with full root access in a "virtual" or shared server environment -- a capability until now only available with dedicated hosting

               - NOVEMBER 2000 -- HostPro introduces Alliance Partnership Program to increase growth of high-end hosting services through agreements with complementary channel partners

               - SEPTEMBER 2000 -- HostPro celebrates Los Angeles data center grand opening

               - JULY 2000 -- HostPro wins more than sixteen service and support awards since May 2000

               -  MAY 2000 -- HostPro opens data center in Seattle

               - MARCH 2000 -- Micron PC Web Services opens new data centers in Boise and Moses Lake, hosting businesses consolidated under HostPro brand

               - MARCH 2000 -- Micron PC Web Services acquires Worldwide Internet Publishing

AWARDS/TOP RANKINGS:

                        -       Editors Choice Award 2000, Web Hosting Magazine
                        -       Top Hosting Company 1999, HostIndex.com
                        -       Editor's Choice, PC Magazine, December 1999
                        -       Developer's Network
                        -       Web Host Magazine
                        -       Ecommerce Firms
                        -       Computer Currents Magazine
                        -       HostGlobal
                        -       HostIndex.com
                        -       iHostCafe
                        -       TopHosts
                        -       Web Host Directory
                        -       Web Host Seek

                                       ###

                                    EXHIBIT D


                                [INTERLAND LOGO]

                              CORPORATE FACT SHEET

Interland, Inc. is a leader in providing managed Web hosting services for over 88,000 Web sites around the world. According to International Data Corporation
(IDC), Interland is the sixth-largest hosting company in terms of total customer accounts. As one of the leading hosting companies in the rapidly growing $24.8 billion hosting market, Interland provides a full spectrum of managed hosting services, including system monitoring and reporting, managed backup and recovery, and system administration services, as well as e-commerce solutions, Web design, and business applications hosting.

Interland's hosting services are based primarily on the Microsoft NT, Windows 2000 and Red Hat Linux operating systems, providing flexible options to its customers. In September 2000, the company was recognized for hosting the largest number of active Windows 2000 Web sites in the world. The Company has made a number of significant investments in technology for the benefit of its customers including: a Veritas backup and recovery system, Micromuse's Netcool to manage the core network operations, BMC Patrol and Systar's Business Bridge. Strategic partners include Microsoft, VeriSign and Verizon.


VISION STATEMENT:     To be the leading provider of managed Web hosting
                      solutions to the SME market

MISSION STATEMENT:    Interland is unleashing the power of the Internet to
                      businesses around the world by providing superior customer support, leading-edge technologies, and value-added tools and services needed to create, host and support high-quality Web sites
CUSTOMER BASE:
                      - 54,171 paid hosting accounts
                      - 88,826 paid hosted sites
                      - 2,652 servers (as of December 2000)

REACH: Interland currently host Web sites in more than 174 countries. More than 10% of 2000's annual revenue came from international customers.

PRODUCT OFFERINGS:
                      -   Dedicated Hosting
                             Managed software and database solutions
                      -   Shared Hosting
                             E-commerce packages
                      -   Managed Services
                             Security, network monitoring, system administration and database backup and recovery
                      -   Professional Services
                             Web design and development and Web marketing services
                      -   Applications Hosting
                             Managed applications
                      -   Connectivity
                             Dial-up, DSL, frame relay, T-1, multiple OC-48, OC-12 and OC-3 backbone connections with intelligent routing through multiple carriers

SELECTED PARTNERSHIPS:

                      -   Strategic Distribution Channels
                             Verizon, International Profit Associates and Road Runner, a TimeWarner/AOL Company

                      -   Managed Services
                             Internet Security Systems, Veritas and Systar

                      -   E-Commerce
                             Online Data Corp., FleetBoston Financial, VeriSign, INEX Corp., OpenMarket and Thawte

                      -   Development Tools
                             Allaire, Real Networks, NetObjects, OpenWave, WebTrends and Website Garage

                      -   Backbone Providers
                             UUNet, Sprint, Cable & Wireless, Digex and Qwest

                      -   Infrastructure
                             BMC Software, Cisco Systems, Cobalt,
                             Hewlett-Packard, Micromuse, Microsoft and Red Hat

CERTIFICATIONS:
                      -   Cisco Powered Network
                      -   Microsoft Certified Solutions Provider

DATA CENTER:
                      -   Atlanta, Georgia

RECENT MILESTONES:
               - MARCH 2001 -- Interland launches TrueAdvantage(R) Web hosting services and enhances its customer support teams
               - FEBRUARY 2001 -- Interland offers seamless e-commerce setup for new online Merchants
               - FEBRUARY 2001 -- Interland reports record-fourth quarter and year-end results
               - DECEMBER 2000 -- Interland and Internet Security Systems partner to introduce security solutions to the small- and medium-size enterprise market
               - NOVEMBER 2000 -- Interland debuts support.interland.com, an enhanced online customer and technical support site
               - OCTOBER 2000 -- Interland unveils the company's enhanced managed services
               - OCTOBER 2000 -- Verizon and Interland announce a three-year agreement to offer Web hosting and e-commerce services
               - SEPTEMBER 2000 -- Interland is recognized by Microsoft as the largest global provider of Windows 2000 hosting services
               - JULY 2000-- Interland receives $28.5 million in strategic investment from Bell Atlantic (Verizon), Microsoft and Network Associates
               - JULY 2000 -- Interland announces the initial public offering of 5,000,000 shares of its common stock



AWARDS/TOP RANKINGS:
               -      Top 100 Technology Companies, Forbes Magazine ASAP, 2001
               -      Editors Choice Award, Windows NT Magazine, 1999
               -      CIO-100 Honoree, CIO Magazine, 2000
               -      Editor's Choice, PC Magazine, December 1999
               - 2nd Fastest Growing Private Company in Atlanta, Atlanta Business Chronicle, 2000
               -      Cisco's Growing with Technology Awards, Inc Magazine, 2000
               -      The Web Host Industry Review



                                       ###

                                    EXHIBIT E

[HOSTPRO LOGO]                                                  [INTERLAND LOGO]


                              CORPORATE FACT SHEET


Announced on March 23rd, the synergies of this merger between the fourth- and sixth-largest Web hosting companies, in terms of customer accounts*, is anticipated to create:

- A leader in business-class managed Web hosting solutions to the small- and medium-sized enterprise market (SME)

- Largest managed dedicated Web hosting provider, with more than 2,000 customers

-      Network of nationwide data centers

-      Coast-to-coast technical support teams and customer service operations

- One of the most diversified services portfolios available to SME customers in the Web hosting industry

COMPANY TO BE NAMED:
              The new company will be named Interland, Inc., capitalizing on the strong brand equity Interland has built in the Web hosting space.

HEADQUARTERED:
              The corporate headquarters will be located in Atlanta, Georgia. A number of factors contributed to this decision, including that Atlanta contains the highest concentration of employees out of all the new company's combined data center and office locations.

REGIONAL OFFICES:
              -      Boca Raton, Florida
              -      Boise, Idaho
              -      Chicago, Illinois
              -      Dallas, Texas
              -      Los Angeles, California
              -      New York City, New York
              -      Moses Lake, Washington
              -      Seattle, Washington

CUSTOMER BASE:
              -      Total dedicated customers: 2,163
              -      Total paid hosting accounts: 112,000
              -      Total paid hosted Web sites: 227,000

MIGRATION TO HIGHER-END SERVICES:
              Both companies have been successfully migrating customers to more complex hosting solutions. More than 30% of HostPro's dedicated customers began as shared customers. More than 51% of Interland's dedicated Web hosting customers migrated to dedicated from shared hosting plans.

CUSTOMER REACH:
              The new company will host Web sites in more than 175 countries, with customers located on every livable continent.

FINANCIAL INFORMATION:
              - 2002 combined revenue expectations in the range of $160-$180 million
              -      10% sequential revenue growth
              - Goal is to exit the 1st calendar quarter of 2002 at EBITDA breakeven
              -      Cash position in excess of $200 million
              -      Fiscal year ends August 31, 2001


March, 2001
* International Data Corporation; U.S. Web Hosting Services: Market Forecast and Analysis, 1999-2004

PRODUCT OFFERINGS:

              -      Dedicated Hosting
                         Managed software and database solutions

              -      Shared Hosting
                         E-commerce packages and consultation services

              -      Managed Services
                         Security, network monitoring, system administration and database backup and recovery

              -      Professional Services
                         Web design and development and Web marketing services

              -      Applications Hosting
                         Managed applications

              -      Connectivity
                         Dial-up, DSL, frame relay, T-1, multiple OC-48, OC-12 and OC-3 backbone connections with intelligent routing through multiple carriers

DATA CENTERS:
              -      Atlanta, Georgia
              -      Boca Raton, Florida
              -      Boise, Idaho
              -      Los Angeles, California
              -      Moses Lake, Washington
              -      Seattle, Washington

SELECTED PARTNERSHIPS:

              -      Strategic Distribution Channels
                         Verizon, International Profit Associates and Road Runner, a TimeWarner/AOL Company
              -      Managed Services
                         Internet Security Systems, Veritas and Systar
              -      E-Commerce
                         Authorize.Net, CardServices International, VeriSign, ShopSite, OpenMarket, Thawte, Miva, Signio, ShopPlus, Real Names, Network Solutions, Cart 32, Online Data Corp., FleetBoston Financial and INEX Corp
              -      Development Tools
                         Allaire, Real Networks, NetObjects, OpenWave, WebTrends, Silicon Graphics, Inc. (SGI), Netscape, Excite, Website Garage, Lyris, SBN, Seattle Lab and Trellix Web
              -      Backbone Providers
                         UUNet, Sprint, Cable & Wireless, Digex, Qwest, AT&T and Level 3
              -      Infrastructure
                         BMC Software, Cisco Systems, Cobalt, Hewlett-Packard, Microsoft, Red Hat, Sun Microsystems, EMC2, Computer Associates, Foundry Networks, Nortel, New Edge Networks and Micromuse

CERTIFICATIONS:
              -      SunTone(TM) Certification and Branding Program
              -      Cisco Powered Network
              -      Microsoft Certified Solutions Provider


March, 2001

Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                       ###

                                    EXHIBIT F

March 23, 2001


Welcome to the new Interland!

Today marks the first day of a new era at Interland and we couldn't be more excited about what the future holds for all of us.

Over the past couple of years a number of companies have been challenged by the changing competitive landscape of the Internet. Interland and Micron Electronic's Subsidiary, Host Pro, have accelerated their way to the top of the Web hosting industry by announcing the merger of the two companies. As a result of this announcement, Interland has a mountain top vantage point over other players in the Web hosting industry.

Interland's ranks include many of our industry's most talented and dedicated people. People who have seen Web hosting companies come and go. People who have a keen insight into what it takes to succeed in this business. People who are as passionate about the Web, as they are about helping others who use it to understand and enrich their lives.

As the Web continues to profoundly change life as we know it, Interland intends to be at the forefront of that change and today's announcement of our merger with Host Pro will help us get there. The opportunities and rewards that come with shaping tomorrow's Internet frontier are ours for the taking. Equally fulfilling are the opportunities that each one of us has to learn from one another in a team environment that rewards hard work with career growth and a high degree of personal satisfaction. Our combined organization will work diligently towards creating an Employer of Choice Environment for Employees of Choice. There is no limit to what we can accomplish in the coming years if we remain true to our focus of delivering the best experience to each of our customers.

Your continued contribution to our success is more valuable than ever. I hope that you are looking forward to what the future has in store for this great organization.
Yours truly,


Joel J. Kocher                              Ken Gavranovic
CEO                                         Chairman & CEO
Micron Electronics                          Interland, Inc.


WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                       ###

                                   EXHIBIT G

FOR IMMEDIATE RELEASE

Contact:    Steven H. Laney                       Barbara Gibson
            Investor Relations                    Public Relations
            Phone: (208) 893-3033                 Phone:  (208) 898-1312
            Web site: www.micronpc.com
            Fax-on-demand: (800) 926-0993


                MICRON ELECTRONICS REPORTS SECOND QUARTER RESULTS


NAMPA, Idaho, March 23, 2001-- Micron Electronics, Inc. (www.micronpc.com,
Nasdaq: MUEI), a leading Internet-centric computing company, today announced its financial results for the second quarter of 2001, ended March 1, 2001. The company has adopted plans to sell its PC Systems and SpecTek business segments. As a result, PC Systems and SpecTek business segments are now reported separately as discontinued operations. In addition, the company today announced an agreement to merge with Interland, a leading web hosting provider. HostPro, the company's Web hosting segment, will become the new core business.

Excluding the discontinued operations, the company reported revenue of $14.7 million for the second quarter of 2001 compared to $6.6 million for the second quarter of 2000. Loss from continuing operations was $9.7 million, or $0.10 per diluted share compared to $3.8 million, or $0.04 per diluted share, in the second quarter of 2000. In the first quarter of 2001 the company's loss from continuing operations was $8.4 million, or $0.09 per diluted share, on net sales of $13.5 million. Including its discontinued operations, the company's net loss for the second quarter of 2001 was $168.9 million, or $1.75 per diluted share.

Highlights for HostPro, the company's continuing business operation, include:

- ANNOUNCEMENT OF STRATEGIC BUSINESS COMBINATION - The company has announced a business combination with Interland, Inc. (http://www.interland.com/,
    Nasdaq: ILND) a leader in the Web-hosting industry. The combination will position the company as the leading provider of business-class hosting solutions to the small and medium enterprise sector.

- IMPROVED EBITDA - On a cost-comparable basis second quarter HostPro EBITDA improved $0.9 million compared to last quarter.

- CONTINUED ORGANIC GROWTH - Total hosting revenues were $10.0 million in the second fiscal quarter, an increase of 16 percent compared to last quarter. Hosting revenues accounted for 69 percent of total Host Pro revenue in the quarter, up from 64 percent last quarter. HostPro grew to over 138,000 paid hosted Web sites, 72,000 paid hosting accounts, and over 40,000 Internet access accounts at the end of the second quarter.

- STRONG CASH BALANCE - The company ended the quarter with more than $282 million of cash and liquid investments. We believe this will provide the company with the liquidity necessary to implement its long-term Web hosting strategy.


Joel J. Kocher, Micron Electronics chairman and chief executive officer, said, "Today marks a major stop toward the completion of our transformation from a PC manufacturer to a pure-play Web hosting company. We're pleased with HostPro's continued growth in a difficult economy, and with our progress on our path to profitability. Our merger with Interland will position us as the leading provider of business-class hosting solutions to the small and medium enterprise sector with 230,000 hosted web-sites and 112,000 customers."

HostPro continued to grow its higher-end hosting business with the number of dedicated, managed and unmanaged hosting accounts in excess of 1,200 at the end of the second quarter, an 8 percent increase sequentially. Monthly average churn for hosting accounts was approximately 3.9 percent in the second quarter of 2001.

Discontinued operations include the results of both the PC Systems and SpecTek business segments. Discontinued operations accounting requires us to estimate the future losses from operations and disposal of the discontinued businesses and report those in our current results. Such estimates are preliminary and are subject to revision. The loss from discontinued operations in the second quarter was $159 million, net of tax, which includes the estimated loss from its disposal of the PC business, estimated operating losses for the PC business until the disposition date offset, in part, by operating income of SpecTek. It is expected that SpecTek will be transferred to Micron Technology on April 6. 2001.

SPECIAL NOTE

A brief conference call for the investment community will be Webcast today at 7:00 a.m. (Mountain Standard Time) via broadcast.com at http://www.nasdaq.com (symbol "MUEI"). The call may also be accessed via phone at 312-470-7074, password "micron." There will also be a replay available through March 30, 2001 at 402-220-9665.

Micron Electronics, Inc. (NASDAQ: MUEI) is a leading Internet-centric computing company, providing award-winning computer products and services, Internet offerings, Web hosting and business-to-business e-commerce applications for the small- and medium-size business, government, education and consumer markets. In addition to its direct business-to-business sales channel, Micron products are sold in partnership with leading retailers nationwide. Micron Electronics and its subsidiaries have more than 3,200 employees and approximately $1.6 billion in fiscal 2000 revenues. The company is based in Nampa, Idaho, and can be reached at www.micronpc.com.

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations of operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risks of product returns, investments in new business opportunities, Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web sit at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.

                                       ###


HostPro and SpecTek are registered trademarks of the Company. All other product names appearing herein are for identification purposes only and may be trademarks of their respective companies.

MICRON ELECTRONICS, INC. FINANCIAL SUMMARY - UNAUDITED
(Tabular amounts in thousands, except per share amounts)


QUARTER ENDED                                      MARCH 1, 2001    MARCH  2, 2000
----------------------------------------------------------------------------------
CONTINUING OPERATION

    Net sales                                        $  14,673        $   6,580
    Gross margin                                         5,271            2,299
    Gross margin percent                                    36%              35%

    Operating expenses                                  20,526           10,451
    Loss on equity basis investments                     1,509               --

LOSS FROM CONTINUING OPERATIONS                         (9,704)          (3,772)

NET (LOSS) INCOME                                     (168,942)           5,724

Continuing operations loss per share:
    Basic                                            $   (0.10)       $   (0.04)
    Diluted                                              (0.10)           (0.04)

Net (loss) income per share:
    Basic                                            $   (1.75)       $    0.06
    Diluted                                              (1.75)            0.06

Number of shares used in per share calculation:
    Basic                                               96,673           96,357
    Diluted                                             96,673           96,357